UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                    IGI, INC.
                                    ---------
                                (Name of Issuer)


                      Common Stock, .01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)


                                   449575 10 9
                                   -----------
                                 (CUSIP Number)


                                  Frank Gerardi
                           c/o Univest Mgt. Inc. EPSP
                              149 West Village Way
                                Jupiter, FL 33458
                                 (561) 748-7230
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 5, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     4409575 10 9

1.            NAME OF REPORTING PERSON: Frank Gerardi

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [ ]

3.            SEC USE ONLY

4.            SOURCE OF FUNDS: PF

5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)   [ ]

6.            CITIZENSHIP OR PLACE OF ORGANIZATION: USA

Number of Shares Beneficially Owned by Each Reporting Person With

              7.       SOLE VOTING POWER               872,700
              8.       SHARED VOTING POWER             0
              9.       SOLE DISPOSITIVE POWER          872,700
              10.      SHARED DISPOSITIVE POWER        0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON:     872,700


12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.39%

14.           TYPE OF REPORTING PERSON:    IN



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
ITEM 1.   Security and Issuer:

          This Statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of IGI, Inc. (the "Company"). The Company's principal executive offices are located at Wheat Road and Lincoln Ave., PO Box 687, Buena, NJ 08310.

ITEM 2.   Identity and Background:

          (a)-(c) This statement is filed on behalf of Frank Gerardi. Mr. Gerardi's business address is c/o Univest Mgt. Inc. EPSP, 149 West Village Way, Jupiter, FL 33458. Mr. Gerardi's principal occupation is a Management Consultant.

          (d) and (e) Mr. Gerardi has not been convicted of any criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), nor has Mr. Gerardi been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Gerardi is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration:

          Mr. Gerardi purchased 872,700 shares of Company Common Stock in separate transactions from 2000 to 2002 for prices ranging from a low of $0.48 to a high of $0.98 per share. Mr. Gerardi used funds on hand to acquire said shares of Common Stock.

ITEM 4.   Purpose of Transaction:

          (a)-(j) Mr. Gerardi has previously filed with the SEC on Schedule 13G, a statement of beneficial ownership of Company Common Stock. This
          Schedule 13D is being filed to identify a change in the purpose for which Mr. Gerardi is holding Common Stock. Mr. Gerardi believes that the shares of Common Stock of the Company are undervalued, and is filing this form 13D to reflect his present intentions to seek to influence or control the management of the Company in an effort to maximize shareholder value. Mr. Gerardi may suggest, pursue or support any one or more of several alternatives including, but not limited to, a change in the management or strategic direction of the Company, a sale of the Company, entering into a strategic transaction with a third party or effecting a going private transaction. Depending on various factors including, without limitation, the Company's financial position and strategy, the price levels of the shares of Company Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Gerardi may in the future take such actions with respect to his investment in the Company as he deems appropriate, including without limitation purchasing additional shares of Common Stock in the open market or otherwise, seeking to elect a slate of directors to the Company's Board of Directors or presenting


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
          proposals for stockholders' consideration at an annual or a special meeting of the Company's stockholders. He may obtain proxies or form or become part of a group of stockholders to effect any of the foregoing, or to effect any of the other activities identified in items (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Gerardi may also sell some or all of his shares of Common Stock in the open market or through privately negotiated transactions, or change his intention with respect to any or all of the matters referred to herein.

ITEM 5.   Interest in Securities of the Issuer:

          (a) Mr. Gerardi beneficially owns 872,700 shares of Common Stock, constituting approximately 7.39% of shares of Common Stock outstanding.

          (b) Mr. Gerardi has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in
          Item 5(a).

          (c) No transactions in the class of securities reported have been effected during the past sixty days by Mr. Gerardi.

          (d) Not Applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          There are no contracts, arrangements, understandings or relationships among Mr. Gerardi and any person with respect to the securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to Be Filed as Exhibits:

          None.

                  [Remainder of Page Intentionally Left Blank]



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
Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2002

                                        Signature


                                        /s/ Frank Gerardi
                                        -----------------------------------
                                        Name: Frank Gerardi



















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